1. Name and Address of Reporting Person
   Kenny, Shirley Strum
   Toys R Us, Inc.
   461 From Road
   Paramus, NJ 07652-3526
2. Issuer Name and Ticker or Trading Symbol
   Toys R Us, Inc. (TOY)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   |             +-----------+------+----------+   Year         |   Indirect|   Owner-   |
|                                 |   Year)  |             |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------------+-----------+------+----------+----------------+-----------+------------+
Common Stock                       02/02/2002 A             594         A      $24.4224   4998             D
                                                                               <F1>
Common Stock                                                                              0                I           By Trust

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Year    |(I)    |ship   |
+-------------+--------+----------+---------+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Option   $20.34                                               11/02/2008 Common                      6000     D
(Right to Buy)                                                                 Stock
Stock Option   $21.41                                               06/10/2009 Common                      30000    D
(Right to Buy)                                                                 Stock
Stock Option   $22.06                                               11/01/2005 Common                      1000     D
(Right to Buy)                                                                 Stock
Stock Option   $27.81   11/01/2001 E               1000  11/01/1992 11/01/2001 Common  1000     $0.0000    0        D
(Right to Buy)                                                                 Stock
Stock Option   $33.75                                               11/01/2006 Common                      3500     D
(Right to Buy)                                                                 Stock
Stock Option   $34.72                                               11/03/2007 Common                      6000     D
(Right to Buy)                                                                 Stock
Stock Option   $36.94                                               11/02/2002 Common                      1000     D
(Right to Buy)                                                                 Stock
Stock Option   $38.56                                               11/01/2004 Common                      1000     D
(Right to Buy)                                                                 Stock
Stock Option   $39.88                                               11/01/2003 Common                      1000     D
(Right to Buy)                                                                 Stock

Explanation of Responses:

<F1>
As a Non-Employee Director, I have elected to defer the receipt of a portion of my director fees under the Toys "R" Us, Inc. Stock Unit Plan for Non-Employee Directors. The Company has agreed to credit the value of such fees to a stock account maintained by the Company in the form of Stock Units and use the funds to purchase shares of the Company's Common Stock to be set aside for my eventual benefit. The Stock Units will generally be settled by delivery of the Common Stock upon my retirement, resignation, or death. The shares of Common Stock underlying my Stock Units were acquired on a periodic basis at the average price noted.

SIGNATURE OF REPORTING PERSON
/s/ Shirley Strum Kenny

DATE
03/16/2002